Exhibit 3

FOR IMMEDIATE RELEASE	23 DECEMBER 2014

WPP PLC (“WPP”)

CB’a Group acquires minority stake in CB’a Turkey

WPP’s majority-owned company CB’a Group has acquired a minority stake in CB’a Turkey, its affiliate branding and design agency in Turkey.

Founded in 2006 and employing 15 people in Istanbul, CB’a Turkey’s clients include Ulker, Coca-Cola and Nestlé.

Globally, CB’a has a network of 11 offices and employs over 260 people working on projects for clients in more than 30 countries. Services include packaging design, corporate identity, digital, branding and brand activation.

Turkey is one of the Next 11 growth economies, where WPP companies (including associates) generate revenues of over US$900 million and employ 10,000 people. In Turkey itself, WPP companies (including associates) generate revenues of around US$130 million and employ more than 1,000 people.

Contact:

Feona McEwan, WPP London	+44(0) 207 408 2204
Chris Wade, WPP London